Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,
	2003	2004	2005	2006	2007	Nine Months Ended September 30, 2008
Income (loss) from continuing operations before income taxes	$34,776	$21,311	$(4,469)	$41,531	$22,209	$(16,560)
Fixed charges:
Interest expense	2,886	5,632	5,010	5,028	5,012	2,082
Interest relating to rental expense (1)	2,141	2,584	4,079	5,790	6,339	3,307

Total fixed charges	5,027	8,216	9,089	10,818	11,351	5,389

Earnings available for fixed charges	$39,803	$29,527	$4,620	$52,349	$33,560	$(11,171)
Ratio of earnings to fixed charges	7.92	3.59	N/A (2)	4.84	2.96	N/A (2)

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 which was deemed to be all interest.
(2)	For the year ended December 31, 2005 and the nine months ended September 30, 2008 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for these two periods were $4.5 million and $16.6 million, respectively.